November 15, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 28, 2011 and Amended on July 15, 2011

Form 6-K Filed August 29, 2011

File No. 001-31798

Dear Ms. Hayes:

We are writing in response to your letter, dated September 30, 2011, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 28, 2011 and amended on July 15, 2011 (the “FY2010 Annual Report”) and the Form 6-K filed with the Commission on August 29, 2011 (the “August 6-K”).

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

***********

Securities and Exchange Commission	November 15, 2011

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3.D. Risk Factors, page 10

Legal claims and regulatory risks arise in the conduct of our business, page 22

1.	Please revise this discussion to provide more detail regarding your involvement in any cases or potential cases regarding inadequate disclosure and unfair inducement involving certain of your investment products.

Response:

In response to the Staff’s comment, we undertake to replace the second paragraph of the aforesaid risk factor in our future filings with substantially the following and add similar disclosure under Item 8.A “Legal Proceedings”:

“In addition, due to the recent global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indexes experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of October 31, 2011, we had won 40 out of 47 KIKO-related cases at the lower court level. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of October 31, 2011, the aggregate amount of the outstanding KIKO-related claims was Won 207 billion, for which we set aside Won 28 billion as allowance.

Securities and Exchange Commission	November 15, 2011

In addition to the KIKO-related claims, we have also faced complaints and, to a lesser extent, litigation from customers based on claims of (i) inadequate disclosure of risk related to the potential loss of principal when we sold currency forward contracts designed to hedge against currency risks in overseas mutual fund investments, (ii) approval of customer applications for purchases of our investment products with missing information without first confirming such missing items with customers and (iii) our discretionary liquidation of small-size investment funds as permitted under the Financial Services and Capital Markets Act but without first seeking customer approval. In connection with the foregoing claims, we were defendants in four court proceedings for an aggregate claim amount of Won 2.4 billion as of October 31, 2011, for which we set aside a minimal amount as allowance.

While we plan to rigorously defend our positions in the foregoing lawsuits, it is difficult to predict the final outcome of litigation. The total amount in dispute may increase during the course of litigation and other lawsuits may be brought against us based on similar allegations. Accordingly, these lawsuits, especially if the courts finally rule against us, may have a material adverse effect on our business, financial condition and results of operations. In addition, while in response to the foregoing claims we have implemented extensive employee training and other operational processes and procedures to provide adequate disclosure, prevent unfair inducement and otherwise comply with all relevant laws and regulations, we cannot assure you that, despite due training and other preventive measures, all of our employees in charge of such sales have not breached disclosure requirements, engaged in unfair inducement or committed similar acts or will not do the same in the future and, as a result, we may face additional claims or litigation in the future, which may have a material adverse effect on our business, reputation, financial condition and results of operation.”

Our newly adopted accounting standards under IFRS effective January 1, 2011…, page 22

2.	We note that beginning in 2011 all listed companies in Korea are required to prepare their financial statements under International Financial Reporting Standards. As such, we note your quarterly financial statements for 2011 for the six months ended June 30, 2011 filed in the Form 6-K on August 29, 2011 were prepared in accordance with Korean IFRS. Please explain the difference, if any, between Korean IFRS and IFRS as adopted by the International Accounting Standards Board (IASB). Additionally, to the extent there are differences between the two accounting principles, please confirm you plan to provide a reconciliation between Korean IFRS and U.S. GAAP in your next annual filing.

Response:

In response to the Staff’s comment, we note that, as indicated on page 23 of the FY2010 Annual Report, for purposes of SEC reporting obligations, beginning in 2011 we have prepared and reported, and will continue to prepare and report, our financial statements in accordance with Korean IFRS, which is identical to IFRS issued by the International Accounting Standards Board (IASB). Accordingly, we do not believe that a reconciliation between the Korean IFRS and U.S. GAAP would be necessary for purposes of preparing and filing Form 20-F. However, reconciliations (i) between IFRS as adopted by IASB and Korean GAAP and (ii) between IFRS as adopted by IASB and U.S. GAAP, in each case regarding the effects of the adoption of IFRS on our financial position as of the date of transition, January 1, 2010, and December 31, 2010 and the results of our operation for the year ended December 31, 2010, will be provided in the notes to the financial statements to be contained in Form 20-F to be filed in respect of fiscal year 2011, as such reconciliations are required for the first year of IFRS adoption under IFRS 1 issued by IASB and the guidance in Section 6345.1 in the SEC Financial Reporting Manual.

Securities and Exchange Commission	November 15, 2011

We are a heavily regulated entity and operate in a legal and regulatory environment…, page 23

3.	In future filings, please revise your disclosure to clarify how the legal and regulatory environment in which you operate presents material risks to you. For example, we note from your disclosure under “Supervision and Regulation” on page 120 that the Financial Investment Services and Capital Markets Act has led to regulatory changes, including heightened investor protection and provisions on financial soundness. However, it is unclear from your existing disclosure the extent to which these recent changes present material risks to you.

Response:

In response to the Staff’s comment, we undertake to add a disclosure substantially similar to the following at the end of the first paragraph of the aforesaid risk factor in our future filings:

“For example, under the Financial Investment Services and Capital Markets Act, which became effective as of February 4, 2009, financial institutions, including us and our subsidiaries, may offer a broader range of investment products with novel and complex structures, including by way of hedge funds and private equity funds. Such products may involve greater counterparty risks as well as compliance risks associated with inadequate disclosure of investment risks. In addition, upon implementation of the Financial Consumer Protection Act, which is currently being considered by the Financial Service Commission and Financial Supervisory Service, customers of financial services will be entitled to heightened investor protection measures, including additional remedies in the case of “imperfect sales” of financial products based on inadequate disclosure or unfair inducement, such as mandatory compensatory damages, right of rescission, class action eligibility, and double damages in case of a statutory violation. Furthermore, in an effort to curb the substantial rise recently in household loans in Korea, the financial regulators may adopt measures and guidelines designed to limit further growth of our retail lending, in particular mortgage and home equity loans that are deemed to be “high-risk” (namely, mortgage and home equity loans of over Won 50 million (i) whose principal and interest are due at maturity, (ii) whose interest is due periodically over the term of the loan but whose principal is due at maturity, or (iii) whose borrower has more than three mortgage and home equity loans from financial institutions). We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including the more stringent liquidity and capital requirements anticipated under Basel III, which is to be adopted in phases starting 2015 in Korea. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities.”

Securities and Exchange Commission	November 15, 2011

The Korean government may encourage targeted lending to and investment…, page 24

4.	Please revise to describe in greater detail how the government led initiatives to further lending to small- and medium-sized entities present material risks to you. For example, explain the material terms of the April 2009 memorandum of understanding pursuant to which you agreed to “extend a sizable volume of loans to small- and medium-sized enterprises.” We also note from your disclosure on page 132 under “Lending to Small- and Medium-Sized Enterprises” that in order to remain eligible for funding from the Bank of Korea at concessionary rates, you are required to extend a certain minimum percentage of any monthly increase in your Won-denominated lending to small- and medium-sized entities.

Response:

In response to the Staff’s comment, we undertake to replace the relevant disclosure with substantially the following in future filings:

“For example, the Government took various initiatives to support small-and medium-sized enterprises, which were disproportionately affected by the recent downturn in the Korean and global economy.

As part of such initiatives, Shinhan Bank, like other commercial banks in Korea, entered into a memorandum of understanding in April 2009 with the Financial Service Commission under which Shinhan Bank would make efforts to, among others, provide greater liquidity into the general economy by extending a sizable volume of loans to small-to medium-sized enterprises. More specifically, the memorandum of understanding provided for the following: (i) in order to facilitate obtaining foreign currency financing during the financial crisis, the Government would guarantee a certain amount of foreign currency-denominated borrowings by Shinhan Bank, which would be used primarily to refinance existing borrowings and, to the extent there are new borrowings, such new borrowings to be used for trading financing by exporting companies and for loans to small- and medium-sized enterprises; (ii) in exchange, Shinhan Bank would facilitate export financing for domestic companies, including through purchase of foreign currencies and other voluntary measures to support small- and medium-sized enterprises, including by increasing the frequency of extending maturity for loans by such enterprises and increasing the amount of loans to small- and medium-sized enterprises when measured as a percentage of total loans; and (iii) when commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea will provide the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently Won 5 trillion) provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced. [N.B.: we undertake to revise in future filings the current disclosure on page 132 of the FY2010 Annual Report relating to our being required to extend a certain “minimum percentage of any monthly increase [o]ur Won-denominated lending to small- and medium-sized entities to reflect the foregoing.]

Securities and Exchange Commission	November 15, 2011

In tandem with providing additional loans to small- and medium-sized enterprises as a result of entering into the memorandum of understanding, Shinhan Bank has taken active steps to mitigate the potential adverse impacts from making bad loans to enterprises with high risk profiles as a result of the foregoing arrangements, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that the arrangements contemplated under the memorandum of understanding did not or will not, or similar or other government-led initiatives in the future will not, result in a suboptimal allocation of our loan portfolio from a risk-reward perspective compared to what we would have allocated based on purely commercial decisions in the absence of such initiatives. The government may implement similar or other initiatives in the future to spur the overall economy or encourage the growth of targeted industries. In particular, the government may introduce lending-related initiatives or enforce existing ones in a heightened fashion during times when small- and medium-sized enterprises on average are facing an increased level of financial distress or vulnerability due to an economic downturn, which makes lending to them in the volume and the manner suggested by the government even riskier and less commercially desirable. Accordingly, making loans to small- and medium-sized enterprises in furtherance of the government-led initiatives may result in enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives.”

5.	We note your disclosure here that the Korean Government is in the process of establishing a “project financing normalization bank” and that you will be required to contribute (Won) 92 billion in capital and lend (Won) 19 billion. Please explain in greater detail the operations of the “project financing normalization bank,” any involvement you may have other than the initial financing provided, the terms of the capital contribution and loan and the impact this bank will have on your non-performing assets from project financings, if any.

Securities and Exchange Commission	November 15, 2011

Response:

In response to the Staff’s comment, we undertake to replace the relevant disclosure with substantially the following in future filings:

“In addition, in light of the sizable non-performing assets from project financings (mostly related to real estate project financings suffering from the persistent slump in the real estate market) by commercial banks (mostly in the lower tier) and merchant banks, the Government has established the United Project Financing Business Finance Stabilization Private Investment Professional Company (the “PF Normalization Fund” or the “Fund”), a joint-stock private equity fund sponsored by United Asset Management Company Ltd., a government-invested enterprise and the largest purchaser in Korea of non-performing financial assets generally, and seven major commercial and policy banks, namely Woori Bank, Kookmin Bank, Nonghyup Bank, Shinhan Bank, Hana Bank, Korea Development Bank and Industrial Bank of Korea.

The Fund will be funded with capital contributions and loans from the aforesaid eight sponsors in the aggregate amount of Won 1,228 billion (consisting of Won 800 billion in capital contributions and Won 428 billion in loans). Of such amounts, under the fund organization documents, Shinhan Bank is obligated to make capital contributions of Won 92 billion (representing a 11.5% equity interest in the Fund in the form of common shares) and loans of Won 19 billion (representing 4.5% of the total loans made by the sponsors), and Shinhan Bank, together with other sponsors, may be requested to make additional capital contributions and loans upon further purchase by the Fund of non-performing assets from project financings. The amount of funding obligation is proportionate to each sponsor’s relative asset size and its exposure to project financings. As of September 30, 2011, Shinhan Bank has made capital contributions of Won 70 billion and is currently obligated to make further contributions of Won 22 billion, subject to further negotiation among the sponsoring financial institutions. The terms of the loans, including the interest rate and redemption provisions, are subject to further negotiation among the sponsors.

The objective of the Fund is to purchase the non-performing assets from project financing companies, professionally manage such assets following the purchase and later sell them at a profit once these assets have normalized. By doing so, the Fund is expected to enhance the asset quality of financial institutions with significant exposure to unsound project financings by transferring a part of such exposure from such institutions to the Fund, as well as help to normalize the project financing industry. The Fund is not backed by any government guarantee, and the Fund will be operated based on mutual agreement of the sponsors. The term of the Fund is for five years, after which it will be liquidated, and each sponsor will be entitled to a share in the net assets of the Fund at the time of liquidation in proportion to their respective contributions to the Fund.

Securities and Exchange Commission	November 15, 2011

Following the establishment of the Fund, Shinhan Bank sold to the Fund non- performing project financing assets in the aggregate original principal amount of Won 100 billion at a substantial discount. Subject to market conditions, Shinhan Bank may sell additional non-performing project financing assets to the Fund and use all or part of the proceeds for its future capital contribution or loan requirements. However, given the generally poor asset quality of its non-performing project financing assets, there is no assurance that Shinhan Bank will be able to sell such assets held by it on commercially reasonable terms or that the Fund will be able to attain its objective of selling the purchased project financing assets at a profit, in which case Shinhan Bank may not be able to recoup its investment in, or be repaid the loans to, the Fund fully or at all.”

Item 4.B. Business Overview, page 36

Retail Banking Services, page 38

6.	We note your disclosure on page 39 that you extend home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities. Please address the following:

•

Similar to your mortgage loan disclosures on page 38, tell us and revise future filings to disclose your underwriting terms for home equity loans, including the initial and current loan-to-value ratio.

Response:

In response to the Staff’s comment, we note that we historically have not, and will not, differentiate between mortgage loans and home equity loans in compiling and analyzing the related raw data. We also note that we apply the same underwriting terms and risk management procedures with respect to both types of loans. Accordingly, it will be difficult and burdensome for us to separately classify and analyze these two types of loans. In order to avoid future confusion, we undertake to use the term “mortgage and home equity loan” consistently throughout future filings.

•

Tell us and revise to disclose the amount of home equity loans and lines of credit outstanding as of December 31, 2010 and segregate the amounts by those amortizing and non-amortizing. In addition, please separately disclose past due and other credit quality related statistics for home equity loans to the extent material.

Response:

In response to the Staff’s comment, we note that the total mortgage and home equity loans in the amount of Won 44,646 billion outstanding as of December 31, 2010 consisted of amortizing loans in the amount of Won 23,324 billion and non-amortizing loans in the amount of Won 21,322 billion. In addition, as of December 31, 2010, there were lines of credit in the aggregate outstanding amount of Won 517 billion for non-amortizing loans. We undertake to revise future filings to reflect substantially the foregoing.

Securities and Exchange Commission	November 15, 2011

As for past due and other credit quality-statistics for mortgage and home equity loans that we deem to be material, we currently disclose the aging schedule and credit quality indicators for these loans in a tabular format, as found on pages F-39 and F-40 of the FY2010 Annual Report. We undertake to add a cross-reference to these tables in future filings.

Retail Lending Activities, page 38

7.	We refer to the lending restrictions discussed in the penultimate paragraph on page 38. Please clarify what you mean when you state that your banking subsidiaries must adhere to the restrictions discussed in clauses (ii) and (iii) “in principle.” As such, what factors do you consider when determining whether to waive these restrictions?

Response:

In response to the Staff’s comment, we note that for purposes of stimulating the real estate market the government temporarily suspended the mandatory application of the lending restrictions discussed in clauses (ii) and (iii) from August 2010 to March 2011. Notwithstanding such temporary suspension, we continued to apply, and did not waive, the existing restrictions for enhanced risk management purposes. We used the phrase “in principle” in the FY2010 Annual Report to convey the temporary nature of such suspension. However, since the aforesaid restrictions have been restored since March 2011, we undertake to delete such phrase in future filings so long as such restrictions are in effect, and if there is any temporary or permanent suspension regarding same in the future, we undertake to state so clearly.

Credit Rehabilitation Programs for Delinquent Consumer and Small- and…, page 70

8.	We note your disclosure here that the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers that impact both credit card and other consumer credit. Also, we note that you participate in the “pre-workout” program established by the Financial Services Commission, which requires you to modify through maturity extensions and/or interest rate adjustments short-term debt to retail borrowers. Please provide us with the following as it relates to these loan workout programs:

•	Tell us the amount of loans you have sold to the Credit Rehabilitation Fund and the amount of loans that remain on your books that have guarantees from the Fund at December 31, 2010.

Securities and Exchange Commission	November 15, 2011

Response:

In response to the Staff’s comment, we note that as of December 31, 2010, we had sold loans of an aggregate amount of Won 6.4 billion to the Credit Rehabilitation Fund, and no loans that had guarantees from the Fund remained on our balance sheet as of December 31, 2010.

•

Tell us how the Credit Rehabilitation Fund guarantee on loans held by you impacts the accounting for these loans. For example, what affect does the guarantee have on your allowance for loan loss and are there loans not considered impaired due to the guarantee?

Response:

In response to the Staff’s comment, we note that that we have not had any loans guaranteed by the Fund since January 1, 2009, and therefore, there has not been any impact on our accounting from these loans. We currently do not have plans to have any loans guaranteed by the Fund in the foreseeable future.

•

Explain separately, under the “pre-workout” program, how credit card, mortgage, and other consumer loans are renegotiated, including a description of the significant terms modified for each. In addition, please tell us how many loans you hold as of each period end that have been modified under this “pre-workout” program.

Response:

In response to the Staff’s comment, we note the following:

Our pre-workout program is generally available to retail borrowers meeting all of the following requirements: (i) borrowings from at least two financial institutions not exceeding Won 500 million in the aggregate; (ii) payment default of more than 30 days but less than 90 days; (iii) all borrowings newly made within six months prior to the application for the pre-workout program not to exceed 30% of the applicant’s total outstanding borrowings; (iv) the annual aggregate amount of principal and interest payment obligations being 30% or more of the borrower’s annual income; (v) assets in possession of less than Won 600 million as calculated by the National Tax Service; and (vi) a person deemed by the pre-workout committee to be impaired in his or her ability to repay without a pre-workout arrangement due to lay-off, unemployment, business closure, disaster or earnings loss. Retail borrowers who fail any of these requirements, have previously participated in the pre-workout program or have lost eligibility in the course of participating in a previous pre-workout program are ineligible to participate in the pre-workout program.

Once a borrower is deemed to be eligible to participate in the pre-workout program, we promptly sell the collateral underlying such borrower’s secured loans to mitigate our losses, and we may restructure such borrower’s unsecured loans (regardless of their type) as follows:

•

Extension of maturity: Based on considerations of the type of loan, the total loan amount, the repayment amount and the probability of repayment, the maturity of the loan may be extended by up to 10 years.

Securities and Exchange Commission	November 15, 2011

•

Interest rate adjustment. The interest rate of the loan may be adjusted to 70% of the original interest rate or 5% per annum, whichever is higher; provided that if the original interest rate is less than 5% per annum, no adjustment applies. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program, and no interest accrues on the interest already accrued or fees payable.

•

Debt forgiveness: Debt forgiveness under the pre-workout program is limited to (i) the default interest accrued prior to the application for the pre-workout program and (ii) the regular and default interest accrued following such application but before the approval of the program.

•

Deferral: If the foregoing three measures are deemed to be insufficient in terms of providing meaningful assistance to a qualifying borrower due to lay-off, unemployment, business closure, disaster or earnings loss, loan repayment may be deferred for a maximum of one year, provided that the pre-workout committee may extend such deferral period upon the borrower’s application which can be made at a one-month interval. The deferral period is not counted toward the repayment period, and interest accrues at 3% per annum during the deferral period.

In 2009 and 2010, loans in the aggregate amounts of Won 4.5 billion and Won 5.8 billion were modified under Shinhan Bank’s pre-workout program, respectively. All such modified loans became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral.

•	Further, please consider including the above information in future filings.

Response:

In response to the Staff’s comment, we undertake to add a disclosure substantially as set out above in future filings.

Potential Problem Loans, page 75

Loans collectively evaluated for impairment, page 76

9.	We note your allowance policy for your small corporate loans, leases, retail loans and credit cards. Specifically, we note your allowance is determined based on loss factors developed through a migration model or using a roll-rate model for your credit card portfolio. Please tell us and consider disclosing in future filings, by class of financing receivable, how many years of historical losses (i.e., charge-offs) you use in your migration and roll-rate models. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

Securities and Exchange Commission	November 15, 2011

Response:

In response to the Staff’s comment, we note that we have consistently used one year of historical losses for all classes of financing receivables under both the migration model and the roll-rate model during the periods presented. We further note that we also have not made any changes to look-back periods during the periods presented. We undertake to expand our disclosure in future filings to reflect substantially the foregoing.

Non-Performing Loan Strategy, page 82

10.	We note your disclosure here that you sold non-performing loans totaling (Won) 661 billion to third parties during 2010. Also, we note that non-performing loans decreased by (Won) 414 billion from December 31, 2009 to 2010. Please address the following:

•

Tell us and revise your disclosure in future filings to include a roll-forward of nonperforming loans, including separate disclosure of each transfers in/out due to performing/nonperforming status changes, transfers to held for sale, loans sold directly from the held-for investment portfolio, loans modified and returned to performing, loans paid down or paid off and loans charged off.

Response:

In response to the Staff’s comment, we undertake to add substantially the following in our future filings to include a roll-forward of nonperforming loans:

	(In billions of Won)
“Nonperforming loans as of December 31, 2009	Won	1,415

Additional nonperforming loans due to delinquency		797
Loans sold		(661)
Loans charged off		(530)
Loans modified and returned to performing		—
Loans transferred to held-for-sale investment portfolio		—
Other adjustments(1)		(26)

Nonperforming loans as of December 31, 2010	Won	995

Note:

1.	Represents loans paid down or paid off and loans returned to performing otherwise than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.”

Securities and Exchange Commission	November 15, 2011

•

Tell us the fair value write-down recorded for non-performing loans transferred to loans held-for-sale at each period end. If there have been material write-downs adjustments, please explain the triggering factors in the valuation of these loans that resulted in the significant additional provisions on the transfer date.

Response:

In response to the Staff’s comment, we note that (i) pursuant to ASC 310-10-35 we did not, and under IFRS we do not, classify nonperforming loans as loans held-for-sale so long as our management has the intention and ability to carry such loans to their respective maturity, (ii) such intention and ability are determined primarily based on whether carrying such loans to their respective maturity will have a material adverse effect on our liquidity, (iii) we have not had an occasion where nonperforming loans posed a significant threat to our liquidity, and (iv) therefore, we have not transferred any nonperforming loans to loans held-for-sale, including at any period-end, and the issue of any fair value write-down has been irrelevant to us to-date. From time to time, we do sell our non-performing loans in order to improve our overall asset quality and/or pursuant to a government-led initiative and the difference between the carrying amount of such loan and its sale price is recorded as a gain or loss from loan sales. In such events, the loans are classified as held-for-sale when the decision to so sell is made, but since the loans are typically sold within a short period of time after such decision, we did not have any loans held-for-sale at the end of the reporting periods.

•	Disclose where these are classified in the fair value hierarchy. If you do not classify these as level 3, please clearly explain the basis for your determination.

Response:

In response to the Staff’s comment, we note that if we had nonperforming loans classified as held-for-sale, we would classify them as level 3, but that, as noted above, we have not had any such loans as held-for-sale.

Credit Evaluation and Approval, page 98

11.	We note from your disclosure on page 17 that you “…are taking active steps to curtail delinquency among [y]our small- and medium-sized enterprise customers, including by way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors.” Please expand your disclosure in this section to clarify how your lending standards applicable to these entities have changed as a result of these efforts.

Securities and Exchange Commission	November 15, 2011

Response:

In response to the Staff’s comment, we undertake to expand the relevant disclosure to include substantially the following in future filings:

“In order to curtail delinquency among our small- and medium-sized enterprise (“SME”) customers, we have taken primarily the following measures: (i) adoption of a systematic approach in monitoring borrowers with sizable outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries, and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

Systematic monitoring of borrowers with sizable outstanding loans. We currently apply a heightened monitoring system to SME borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit) in the aggregate amount of Won 1 billion or more and borrowers with net outstanding loans (i.e., the outstanding loan amount minus the fair value of collaterals (other than as aforesaid) securing such loans) in the aggregate amount of Won 0.5 billion or more. Under this monitoring system, each such borrower is assigned one of the following ratings:

•	“Normal borrower” – a borrower with a credit rating of CC or above that are deemed to carry a low risk of default;

•	“Borrower to be watched” – a borrower that carries some risk of potential default and therefore requires close monitoring to detect any elevation of such risk;

•

“Borrower to be concerned about” – a borrower with an elevated risk of default and therefore requires detailed re-assessment of the credit quality of such borrower as well as that of its industry plus special consideration in extending any further loans;

•	“Borrower with early warning signs” – a borrower with a high level of default risk; and

•	“Troubled or restructured borrower” – a borrower currently in default and either subject to workout or restructuring or showing no signs of recovery.

A periodic monitoring of the foregoing borrowers is carried out at intervals depending on the borrower’s credit rating (for example, every 12 months for “normal” borrowers with a credit rating of AAA to A, every nine months for “normal” borrowers with a credit rating of BBB+ to BBB-, every six months for a credit rating of BB+ to B- and every three months for borrowers with a credit rating of CCC or below and borrowers not deemed to be “normal”). In addition, the loan reviewer may request more frequent monitoring if the borrower is showing signs of deteriorating credit quality. For borrowers with outstanding loan amounts of Won 2 billion or more, we also monitor the revenues and earnings of such borrower on a quarterly basis within 10 weeks of the quarter ends.

Securities and Exchange Commission	November 15, 2011

Heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries. In addition to the systematic monitoring discussed above, we also carry out additional monitoring for borrowers that (i) are rated as “to be concerned about” or “with early warning signals” as noted above, (ii) have prior history of delinquency or restructuring, (iii) have borrowings of more than Won 1 billion that are classified as substandard or below, or (iv) have borrowings of more than Won 3 billion with a credit rating of BBB- or below, among others. Based on the heightened monitoring of these borrowers, we adjust contingency planning as to how the overall asset quality of a specific industry should change for each phase of the business cycle, how we should limit or reduce our exposure to such borrowers, and how our groupwide delinquency and nonperforming ratio would change, among others. If a borrower becomes delinquent for borrowings in excess of Won 0.5 billion, we conduct a weekly review of the business environment of such borrower, the likelihood of future repayment and the methods to reduce or eliminate delinquency.

Assignment of industry-specific lending caps. We currently classify loans to SME borrowers by industry, and cap the aggregate amount of loans to each industry, which amount varies depending on the respective industry forecasts and industry-specific loan default rates, among other factors. By doing so, we seek to avoid concentration of loans in risky industries and subject loans to risky industries to heightened monitoring and risk management.

We further sub-classify risky industries into two categories: “industries that are generally highly sensitive to economic cycles” and “troubled industries”. Currently, the following industries belong to the former category: real estate, leasing and service; retail and wholesale; construction; and hotel and leisure. We enforce a conservative cap on the aggregate amount of loans to each such industry, and the business units responsible for exceeding such limits are penalized in their performance evaluations, which would have a negative impact on the pay and promotion of the employees belonging to such units. In addition, since February 2009, we have halved the discretionary lending limits exercisable by heads of our retail banking branches in approving new loans (excluding refinancing and renegotiated loans) to (i) all customers in the construction industry and (ii) customers in the real estate, hotel and leisure, retail and wholesale, hospitals and clinics, and electric parts manufacturing with a credit rating of BB- or below.

During June and July 2010, we classified as “troubled industries” shipbuilding, shipping, transportation and storage and auto manufacturing, and since July 2010, shipbuilding, shipping and non-metal mineral manufacturing. We review the list annually in consideration of industry forecasts and industry-specific loan default rates, among others. Once an industry is classified as “troubled”, we reduce our exposure to such industry by applying a discount (usually 70%) to the lending cap that would otherwise have been made available to the borrowers in such industry if it were not classified as “troubled”, and implement enhanced monitoring and other risk management measures. For example, with limited exceptions we have ceased making any new loans to customers in the shipbuilding industry as the overall amount of outstanding loans to such industry was nearing its cap.

Securities and Exchange Commission	November 15, 2011

In December 2008, we have established the Corporate Finance Improvement Support Department for more centralized and streamlined monitoring and management of our loans to borrowers in the industries belonging to the two high-risk categories set out above.”

Management of Market Risk from Trading Activities, page 106

12.	We note your VaR disclosures beginning on page 106. It appears from your disclosure that Shinhan Bank uses both a ten-day and one-day VaR based on a 99.9% confidence level, which means actual losses may exceed the VaR on average once out of 1,000 business days. Further, it appears from your disclosure on page 107 that Shinhan Investment uses a one-day VaR based on a 99% confidence level, which would typically statistically fail two to three times a year. Please address the following:

•	Tell us your rational for using two different time periods (i.e. ten-day versus one-day) for Shinhan Bank and why you chose to use a one-day time period for Shinhan Investment when calculating VaR.

•	Tell us your rational for using two different confidence levels (i.e. 99.9% for Shinhan Bank versus 99% for Shinhan Investment) when calculating VaR.

Response:

In response to the Staff’s comment in the two points above, we note the following:

Shinhan Bank and Shinhan Investment use different time periods and confidence levels in calculating VaR largely due to historic reasons relating to different regulatory standards and industry practices, as well as different internal procedures.

More specifically, Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes.

Securities and Exchange Commission	November 15, 2011

As for Shinhan Investment, it primarily uses the one-day 99% confidence level-based VaR for managing market risk as this is the norm used in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99% VaR by multiplying the one-day 99% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes.

Shinhan Bank and Shinhan Investment have used the VaR computing methodology as set out above since prior to our acquisition of these entities and the differences in their computational methodologies are part of such historical legacy. In order to streamline such differences and use a consistent VaR among our operating subsidiaries, we currently plan to adopt starting in 2012 a unified group-wide market risk measurement methodology, which will use the ten-day 99.9% confidence level for calculating the VaR.

We undertake to revise the relevant disclosure substantially as noted above in future filings.

•	Revise to disclose how many times a year actual losses may exceed expected VaR, on average, at the 99% confidence level.

Response:

In response to the Staff’s comment, we undertake to revise the relevant disclosure in future filings to note that, if a VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days.

•	Tell us and revise to disclose in future filings if the actual amount of losses did or did not exceed VaR, at both the 99% and 99.9% confidence level, during the past two fiscal years.

Response:

In response to the Staff’s comment, we note that the actual amount of losses exceeded VaR at the 99% confidence level only twice for each of Shinhan Bank and Shinhan Investment during the period from January 1, 2009 to December 31, 2010 and undertake to revise the relevant disclosure in future filings to note if the actual amount of losses did or did not exceed VaR, during the past two fiscal years, at the 99% confidence level. As for the 99.9% confidence level, as noted above, we currently plan to adopt starting in 2012 a unified group-wide market risk measurement methodology using the ten-day 99.9% confidence level for calculating the VaR, and we will therefore include similar disclosure for the 99.9% confidence level in future filings in respect of fiscal year 2012 and thereafter.

Securities and Exchange Commission	November 15, 2011

Supervision and Regulation, page 120

13.	We note that you have omitted a discussion of the supervision and regulation applicable to your United States operations. Please expand your disclosure to discuss the principal United States regulations applicable to your business and to address the impact and expected future impacts of the Dodd-Frank Act on your operations. To the extent that these regulations present material risks to you, please revise your disclosure in your risk factors section accordingly.

Response:

In response to the Staff’s comments, we undertake to include a disclosure substantially as follows in our future filings in the Supervision and Regulation sections and add a cross-reference thereto in the Risk Factors section:

“As substantially all of our and our subsidiaries’ operations are in Korea, we are primarily subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service. Our subsidiaries, however, have limited operations in the United States and therefore, their U.S. operations are regulated and supervised by the relevant authorities in the United States.

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured state branch in New York, which is licensed by the state banking authority of the State of New York. Shinhan Bank’s New York branch is subject to regulation and examination by its licensing authority, the New York State Department of Financial Services (“Department”). In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) exercises examination and regulatory authority over our U.S. branch. We also maintain a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. The regulation of our U.S. branch and subsidiary imposes restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including our subsidiaries and affiliates.

Shinhan Bank’s U.S. Branch

The licensing authority of Shinhan Bank’s U.S. branch has the authority, in certain circumstances, to take possession of the business and property of Shinhan Bank located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As a result, if the Department exercised its authority over the New York branch of Shinhan Bank, all assets of Shinhan Bank located in New York would generally be applied first to satisfy creditors of the New York branch. Any remaining assets would be applied to satisfy creditors of other U.S. offices of Shinhan Bank, and any residual assets would then be made available for application pursuant to any Korean insolvency proceeding.

Securities and Exchange Commission	November 15, 2011

In addition to the direct regulation of our U.S. branch by the Department and the Federal Reserve, because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956, and other laws. We have been designated as a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized”, (ii) our U.S. branch and our U.S. subsidiary bank located in New York are required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1997.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to us and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their clients. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of our reputation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant financial institutions, OTC derivatives, the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The details of these regulations and their impact on our operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011 and 2012.

Shinhan Bank America

Shinhan Bank America, a state chartered bank that is located in New York and is not a member of the Federal Reserve, is subject to extensive regulation and examination by the Department, as its chartering authority, and by the FDIC, as the insurer of its deposits and as its primary federal banking regulator. The federal and state laws and regulations which are applicable to banks regulate, among other things, the activities in which they may engage and the locations at which they may engage in them, their investments, their reserves against deposits, the timing of the availability of deposited funds and transactions with affiliates. Shinhan Bank America must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the Department and the FDIC to test Shinhan Bank America’s safety and soundness and its compliance with various regulatory requirements. This comprehensive regulatory and supervisory framework restricts the activities in which a bank can engage and is intended primarily for the protection of the FDIC insurance fund and the bank’s depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such regulations, whether by the Department, the FDIC or as a result of the enactment of legislation, could have a material adverse impact on Shinhan Bank America and its operations.

Securities and Exchange Commission	November 15, 2011

Capital Requirements

The FDIC imposes capital adequacy standards on state-chartered banks, which, like Shinhan Bank America, are not members of the Federal Reserve. The standards are virtually identical to those that apply to national banks and state banks that are members of the Federal Reserve.

In order to be considered “adequately capitalized”, the FDIC’s current capital regulations require a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 basis points required for all other state-chartered, nonmember banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0%. Under the FDIC’s regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Tier I or core capital is defined as the sum of common stockholders’ equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain mortgage servicing rights.

The FDIC also requires that banks meet a risk-based capital standard. The current risk-based capital standard for banks requires, in order to be “adequately capitalized”, the maintenance of a ratio of total capital (which is defined as Tier I capital and supplementary capital) to risk-weighted assets of 8.0% and Tier I capital to risk-weighted assets of 4%. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are the same as for the leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

Securities and Exchange Commission	November 15, 2011

In order for our U.S. bank subsidiary to be classified as “well-capitalized”, which is necessary in order for us to maintain our financial holding company status, it must have a Tier I leverage ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Furthermore, anecdotal evidence indicates that in recent regulatory examinations and in informal discussions with regulators the FDIC has been urging banks to maintain even higher levels of capital during the current period of economic difficulty.

As of December 31, 2010, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 9.27%, a Tier I risk-based capital ratio of 12.64% and a total risk-based capital ratio of 13.95%.

The current FDIC capital adequacy guidelines are based on the capital accord adopted by the Basel Committee on Banking Supervision and known as “Basel I”. In 2007 the U.S. bank regulators issued capital adequacy guidelines based on the Basel II accord, but such guidelines have not been implemented and applied only to the largest banks, not including Shinhan Bank America. In December 2010 the Basel Committee adopted changes to the capital accord that are commonly referred to as “Basel III”. The U.S. banking regulators have stated that they intend to propose regulations in 2011 to implement Basel III and to put such regulations into effect in 2012. It is expected that such regulations, like Basel III, will include higher minimum capital ratios and more restrictive definitions of Tier I capital than the current regulations. Such regulations will also need to address requirements imposed by the Dodd-Frank Act, such as the removal of references to credit ratings in the regulations. The U.S. banking regulators have not yet issued such a proposal. Shinhan Bank America’s current capital ratios are more than sufficient to satisfy any reasonably anticipated increase. However, an increase in the amount of capital that Shinhan Bank America must maintain in order to support a given level of assets would reduce the amount of leverage that our capital could support. This might adversely affect our ability to increase our level of interest-earning assets.

Activities and Investments of New York-Chartered Banks

Shinhan Bank America derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Department, as limited by FDIC regulations and other federal laws and regulations. See “Activities and Investments of FDIC-Insured State-Chartered Banks” below. These New York laws and regulations authorize Shinhan Bank America to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, State and local governments and agencies, and certain other assets. A bank’s aggregate lending powers are not subject to percentage of asset limitations, but, as discussed below, there are limits on the amount of credit exposure that a bank may have to a single borrower or group of related borrowers. A New York-chartered bank may also exercise trust powers upon approval of the Department. Shinhan Bank America does not have trust powers.

Securities and Exchange Commission	November 15, 2011

The New York Banking Board has the power to adopt regulations that enable state chartered banks to exercise the rights, powers and privileges permitted for a national bank.

With certain limited exceptions, Shinhan Bank America may not make loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of Shinhan Bank America’s net worth, on an unsecured basis, and 25% of the net worth if the excess is collateralized by readily marketable collateral or collateral otherwise having a value equal to the amount by which the loan exceeds 15% of Shinhan Bank America’s net worth.

Activities and Investments of FDIC-Insured State-Chartered Banks.

The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary that is engaged in activities that are permissible for the bank itself to engage in, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, and (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions. In addition, an FDIC-insured state-chartered bank may not directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements.

Regulatory Enforcement Authority

Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Securities and Exchange Commission	November 15, 2011

Under the New York State Banking Law, the Department may issue an order to a New York-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the Department that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Department to discontinue such practices, such director, trustee or officer may be removed from office by the Department after notice and an opportunity to be heard. The Department also may take possession of a banking organization under specified statutory criteria.

Prompt Corrective Action.

Section 38 of the Federal Deposit Insurance Act (“FDIA”) provides the federal banking regulators with broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” A bank is deemed to be (i) “well capitalized” if it has total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized,” (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. The regulations also provide that a federal banking regulator may, after notice and an opportunity for a hearing, reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The federal banking regulator may not, however, reclassify a “significantly undercapitalized” institution as “critically undercapitalized.”

An institution generally must file a written capital restoration plan which meets specified requirements, as well as a performance guaranty by each company that controls the institution, with an appropriate federal banking regulator within 45 days of the date that the institution receives notice or is deemed to have notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Immediately upon becoming undercapitalized, an institution becomes subject to statutory provisions, which, among other things, set forth various mandatory and discretionary restrictions on the operations of such an institution.

Securities and Exchange Commission	November 15, 2011

FDIC Insurance

Shinhan Bank America is a member of the FDIC. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC.

In the past four years, there have been many failures and near-failures among financial institutions. The FDIC insurance fund reserve ratio, representing the ratio of the fund to the level of insured deposits, declined due to losses caused by bank failures and the FDIC then increased its deposit insurance premiums on remaining institutions in order to replenish the insurance fund. The FDIC insurance fund balance increased throughout 2010 and turned positive in 2011. The Dodd-Frank Act requires the FDIC to increase the ratio of the FDIC insurance fund to estimated total insured deposits to 1.35% by September 30, 2020. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC will be required to continue to impose higher insurance premiums. Such an increase would increase our non-interest expense. Thus, despite the prudent steps Shinhan Bank America may take to avoid the mistakes made by other banks, its costs of operations may increase as a result of those mistakes by others.

As required by the Dodd-Frank Act, the FDIC recently revised its deposit insurance premium assessment rates. In general, the rates are applied to a bank’s total assets less tangible capital, in contrast to the former rule which applied the assessment rate to a bank’s amount of deposits. The FDIC believes that while the largest banks will face higher assessments under the new system than they would under the former system, most banks, including Shinhan Bank America, will pay a lower total assessment under the new system than they would have paid under the former system.

As a result of the Dodd-Frank Act, the increase in the standard FDIC insurance limit from $100,000 to $250,000 was made permanent. In addition, non-interest bearing demand deposits, together with certain attorney trust account deposits commonly known in New York as IOLA accounts, will have the benefit of unlimited federal deposit insurance until December 31, 2012. Since the Dodd-Frank Act also authorized banks to pay interest on commercial demand deposits beginning in June 2011, commercial depositors currently must choose between earning interest on their demand deposits or having the benefit of unlimited deposit insurance coverage.

The FDIC may terminate the deposit insurance of any insured depository institution, including Shinhan Bank America, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that would result in termination of Shinhan Bank America’s deposit insurance.

Securities and Exchange Commission	November 15, 2011

Brokered Deposits

Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of $9.4 million of brokered deposits outstanding at June 30, 2011.

Community Reinvestment and Consumer Protection Laws

In connection with its lending activities, Shinhan Bank America is subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Community Reinvestment Act (“CRA”).

The CRA requires FDIC insured banks to define the assessment areas that they serve, identify the credit needs of those assessment areas and take actions that respond to the credit needs of the community. The FDIC must conduct regular CRA examinations of Shinhan Bank America and assign it a CRA rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.” Shinhan Bank America is also subject to provisions of the New York State Banking Law which impose similar obligations to serve the credit needs of its assessment areas. The Department makes a biennial written assessment of a bank’s compliance, and makes the assessment available to the public. Federal and New York State laws both require consideration of these ratings when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices. A negative assessment may serve as a basis for the denial of any such application. Shinhan Bank America has received “Satisfactory” ratings from both the New York Banking Department and the FDIC.

The Dodd-Frank Act created a new federal Consumer Financial Protection Bureau (“Bureau”) with broad authority to regulate and enforce consumer protection laws. The Bureau assumed those responsibilities on July 21, 2011. The Bureau has the authority to participate in regulatory examinations and to adopt regulations under numerous existing federal consumer protection statutes. The Bureau may also decide that a particular consumer financial product or service, or the manner in which it is offered, is an unfair, deceptive, or abusive act or practice. If the Bureau so decides, it has the authority to outlaw such act or practice. Since the Bureau is just in its formative stages and has not yet exercised any of its authority to regulate, examine or enforce consumer laws, it is impossible to predict its effect on us.

Securities and Exchange Commission	November 15, 2011

Limitations on Dividends

The payment of dividends by Shinhan Bank America is subject to various regulatory requirements. Under New York State Banking Law, a New York-chartered stock bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent of Banks is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, subject to certain adjustments.

Assessments

Banking institutions are required to pay assessments to both the FDIC and the Department to fund the operations of those agencies. The assessments are based upon the amount of Shinhan Bank America’s total assets. Shinhan Bank America must also pay an examination fee to the Department when they conduct an examination.

Transactions with Related Parties

Shinhan Bank America’s authority to engage in transactions with related parties or “affiliates” (i.e., any entity that controls or is under common control with an institution) or to make loans to certain insiders is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the institution and also limits the aggregate amount of transactions with all affiliates to 20% of the institution’s capital and surplus. The term “affiliate” includes, for this purpose, us and any company that we control other than Shinhan Bank America and its subsidiaries.

Loans to affiliates must be secured by collateral with a value that depends on the nature of the collateral. The purchase of low quality assets from affiliates is generally prohibited. Loans and asset purchases with affiliates, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to nonaffiliated companies. Shinhan Bank America’s authority to extend credit to executive officers, directors and 10% shareholders, as well as entities controlled by such persons, is currently governed by Regulation O of the Federal Reserve Board. Regulation O generally requires such loans to be made on terms substantially similar to those offered to unaffiliated individuals (except for preferential loans made in accordance with broad based employee benefit plans), places limits on the amount of loans Shinhan Bank America may make to such persons based, in part, on Shinhan Bank America’s capital position, and requires certain approval procedures to be followed.

Securities and Exchange Commission	November 15, 2011

Standards for Safety and Soundness

FDIC regulations require that Shinhan Bank America adopt procedures and systems designed to foster safe and sound operations in the areas of internal controls, information systems, internal and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Among other things, these regulations prohibit compensation and benefits and arrangements that are excessive or that could lead to a material financial loss. If Shinhan Bank America fails to meet any of these standards, it will be required to submit to the FDIC a plan specifying the steps that will be taken to cure the deficiency. If it fails to submit an acceptable plan or fails to implement the plan, the FDIC will require it to correct the deficiency and until corrected, may impose restrictions on it.

The FDIC has also adopted regulations that require Shinhan Bank America to adopt written loan policies and procedures that are consistent with safe and sound operation, are appropriate for its size, and must be reviewed by its Board of Directors annually. Shinhan Bank America has adopted such policies and procedures, the material provisions of which are discussed above as part of the discussion of our lending operations.

U.S. regulation of other U.S. operations

In the United States, Shinhan Investment America Inc., our U.S.-registered broker-dealer subsidiary, is subject to regulations that cover all aspects of the securities business, including, sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure; record-keeping, the financing of clients’ purchases, and the conduct of directors, officers and employees.

Shinhan Investment America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Each such entity also is regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve, the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

Securities and Exchange Commission	November 15, 2011

FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. FINRA covers a broad spectrum of securities businesses, including, registering and educating industry participants, examining securities firms, writing rules, enforcing those rules and the federal securities laws, informing and educating the investing public, providing trade reporting and other industry utilities, and administering a dispute resolution forum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the American Stock Exchange and the Chicago Climate Exchange.

Many of the provisions of the Dodd-Frank Act discussed above will affect the operation of Shinhan Investment America, as well as our U.S. banking operations. Again, the impact of this statute on our operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011 and 2012.

The Hiring Incentives to Restore Employment Act

The Hiring Incentives to Restore Employment Act, which was enacted in early 2010 and contains provisions from the former Foreign Account Tax Compliance Act of 2009 (“FATCA”), imposes a 30% withholding tax on certain payments to certain non-U.S. financial institutions (including entities such as us) who do not enter into and comply with an agreement with the U.S. Internal Revenue Service (“IRS”) to provide certain information on the holders of its debt or equity (other than debt or equity interests that are regularly traded on an established securities market). The relevant rules have not yet been fully developed and the future application of FATCA to us and our shareholders is uncertain. We may be subject to U.S. withholding tax if we fail to enter into an agreement with the IRS to report certain information about our shareholders or our shareholders may become subject to U.S. withholding if they fail to provide requested information to us. If our shareholders do not provide the necessary information and are subject to withholding, there will be no additional amounts payable by way of compensation to our shareholders for the deducted amount.”

Fair Value Measurements, page 154

14.	We note your valuation policy for collateral dependent loans on pages 155 and 156 and that for loans without a court-appointed appraisal or collateral-dependent loans with an appraisal more than two years old, you adjust the appraisal at the loan origination for the effect of time passage and current market circumstances. Please address the following:

•

Explain and revise future filings to discuss in greater detail how you determine the adjustments made to outdated appraisals. For example, discuss your process for obtaining market prices from public sources and how you use this information in determining the adjustment to an outdated appraisal. Address whether the adjustments made are to increase the appraised value, decrease the appraised value or both, and the approximate average adjustment you made to outdated appraisals, if known.

Securities and Exchange Commission	November 15, 2011

Response:

In response to the Staff’s comment, we note the following with respect to outdated appraisals:

We estimate the fair value of collateral with outdated appraisal value primarily on the basis of the publicly available standard reference prices as officially published by the government (or (x) in the case of collateral in the form of apartment units, the real estate market price database maintained by Kookmin Bank for apartment units, (y) in the case of collateral in the form of other communal housing units, the publicly available standard reference prices as officially published by the Ministry of Land, Transport and Maritime Affairs or (z) in the case of commercial buildings, the publicly available standard reference prices as officially published by the National Tax Service), except that (i) if there are bid prices for such collateral, we use as the fair value the lowest bid price deemed to be credible as to the bidder’s intent to purchase based on the written bid submitted by such purchaser and (ii) in the circumstances where we deem that the aforesaid reference prices do not accurately reflect the true value of such land, for example, due to a downturn in the relevant real estate market, we hire an outside appraiser to obtain an independent valuation, which valuation is typically derived from 90% or lower of the lowest of two or more sale prices from recent sales of similar types of collateral in the vicinity, and we use such valuation as the fair value for such collateral. Other than in the case of a bid price which is higher than the original appraisal value, we design our fair value estimation system so that the adjusted fair value does not exceed the original appraisal value and hence, in the absence of a higher bid price, the adjustments made have the effect of assigning a fair value lower than the original appraisal value. Since the magnitude of adjustments is principally dependent on reference prices maintained by the Government or bid prices, which are in turn dependent on the market prices, it depends case by case and is therefore difficult to compute the average adjustments made to outdated appraisals.

We undertake to revise our future filings to reflect substantially the foregoing.

•	Tell us how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

In response to the Staff’s comment, we note that we adopt the following procedures to minimize the potential for outdated appraisal values being reflected in allowance for loan losses: (i) the date of appraisal is assigned next to the appraisal value to facilitate identification of an appraisal value as being outdated, (ii) our internal audit department constantly monitors the status of appraisal values, and (iii) the loan-to-value ratio, usually 60%, is strictly enforced when making the original loan so that the value of collateral typically stays above the outstanding loan amount during the life of the loan even in the case of an adjustment to the original appraisal value. If in the limited circumstances where the adjusted fair value of collateral falls below the outstanding loan amount, we promptly set aside allowance for loan losses for such difference in amount.

Securities and Exchange Commission	November 15, 2011

We undertake to revise our future filings to reflect substantially the foregoing.

•

Also, quantify the amount of collateral dependent loans for which an appraisal served as the basis of your valuation and where the appraisal was greater than 12 months old and to which you did not make adjustments to the appraised value.

Response:

In response to the Staff’s comment, we note that since we obtain appraisal on an annual basis for all collateral dependent loans, we did not have any amount of such loans that meet the criteria set forth in the Staff’s comment above and we undertake to revise future filings to reflect the foregoing. In addition, we undertake to revise future filings to note that we currently adjust the appraisal value of loans every 12 months, rather than after two years as stated in the FY2010 Annual Report.

Interest and dividend income, page 163

15.	We note your disclosure on page 164 that the average balance of other commercial loans decreased largely due to your increased purchase of commercial paper issued by asset-backed commercial paper vehicles in the secondary market rather than in the primary market. Please revise future filings to disclose how you define primary market and secondary market as used in this context, and describe to what extent your purchases in either market are a function of your liquidity facilities. Further, please explain to us why you classify commercial paper purchased in the primary market as a commercial loan, as compared to commercial paper purchased in the secondary market as a trading asset.

Response:

In response to the Staff’s comment, we note that we have used the term “primary market” to denote cases where we purchase the asset-backed commercial papers directly from the issuer of such commercial papers at the time of issuance of such securities, whereas we have used the term “secondary market” to denote cases where we purchase commercial papers from persons other than the issuer in secondary, or post-issuance, trading. We classify commercial papers purchased directly from the issuers of the asset-backed commercial papers, i.e., in the primary market, as commercial loans since (i) such commercial papers are not actively traded on securities markets and therefore do not fall within the definition of “security” under ASC 320, and (ii) the purchase of commercial papers directly from the issuer has the same economic effect of making a loan to such issuer. In comparison, we classify commercial papers purchased from sellers other than the issuer in secondary trading subsequent to the issuance, i.e., in the secondary market, as trading assets since such commercial papers are actively traded on securities markets and fall within the definition of “security” under ASC 320. All of our purchases of asset-backed commercial papers, whether in the primary or secondary market, are a function of our liquidity facilities. We undertake to revise our future filings to reflect substantially the foregoing.

Securities and Exchange Commission	November 15, 2011

Note 19. Other Non-Interest Income and Other Non-Interest Expense, page F-54

16.	We note from your tabular disclosure here of other non-interest income that approximately 45% and 50% of your 2010 and 2009 total non-interest income recorded, respectively, falls under the line item “other.” In addition, we note from your tabular disclosure of other non-interest expense on page F-55 that approximately 52% and 35% of your 2010 and 2009 total non-interest expense recorded, respectively, falls under the line item “other.” Given the significance of this “other” line item to both your non-interest income and your non-interest expense, please revise future filings to provide a description of what is included in these income and expense amounts. Further, as appropriate, please consider disaggregating this line item into separate, more descriptive line items for both your non-interest income and non-interest expense.

Response:

In response to the Staff’s comment, we note that the “other” non-interest income principally consisted of gain on disposition of principal and interest on loans charged-off, whereas the “other” non-interest expense principally consisted of contributions to the court deposit system, which represents the contributions we make to the courts that use us as a provider of depositary services for the mandatory deposits litigants in Korea are required to make to courts in order to commence litigation. We also note for the Staff’s reference that in accordance with Item 13 under Rule 9-04 of Regulation S-X we did not separately show the items in “other” non-interest income and expense since no single such item exceeded one percent of the total interest income or total interest expense.

We undertake to disaggregate in future filings the “other” non-interest income and expenses line items into separate and more descriptive line items to the extent such disaggregation is deemed material or otherwise appropriate.

Securities and Exchange Commission	November 15, 2011

Note 28. Fair Value Measurements, page F-68

17.	We note from your disclosure on pages F-71 and F-72 that, as of December 31, 2010 and 2009, you held (Won) 1,949.4 billion and (Won) 1,067.5 billion, respectively, of long term debt equity linked securities sold, all of which was valued as a Level 3 liability measured at fair value on a recurring basis. We also note from your disclosure on page F-73 that you recognized a loss of (Won) 281.1 billion and a gain of (Won) 217.3 billion in the income statement related to these liabilities during the years ended December 31, 2010 and 2009, respectively. Given the significance of the loss and gain recorded in 2010 and 2009, respectively, to the beginning balance of these securities, and the fact that the loss and gain represent the largest realized gain (loss) recorded during each fiscal year, please revise future filings to disclose information regarding the nature of these equity linked securities sold and how they were valued. Further, we note that the ending balance at December 31, 2010 of (Won) 2,511.6 billion on page F-73 differs from the ending balance of (Won) 1,949.4 billion disclosed on page F-72. Please revise to reconcile this apparent discrepancy. Additionally, please clarify where these equity linked securities sold are classified on the face of your balance sheet and clarify how these securities are addressed in your Securities footnote disclosure starting on page F-32.

Response:

In response to the Staff’s comment, we undertake to revise future filings substantially as follows:

“Our equity-linked securities are hybrid financial products that combine features of debt securities and equity options. Their returns are based on the interest earned on the debt securities plus the gains or losses from the equity options. Equity-linked securities can be offered in Korea only by specially licensed brokers dealing in over-the-counter derivative products, and we offer these products through Shinhan Investment.

Under the accounting principle of fair value option, we measure the fair value of the equity-linked securities and reflect the changes in such fair value in net income. We compute the fair value of these securities primarily internally based on the Black and Scholes’ option pricing model, except that in the case of overseas stocks, overseas stock indexes or other underlying assets, we use the average of valuations by two outside valuation firms hired by us.”

As for the discrepancy in the ending balance disclosed on page F-73 compared to page F-72, we note that such discrepancy is due to typographical errors with respect to the amount for “Purchases, issuance and settlements”, which should be 600,825 rather than 1,163,041 as currently disclosed on page F-73 of the FY2010 Annual Report. After correcting for such line item, the ending balance should be 1,949,300 on both page F-72 and page F-73. We undertake to make this correction in future filings.

As for the question of where our equity linked securities sold are classified on our balance sheet, we note that such securities are included under long-term debt on our balance sheet.

Furthermore, we note that these securities are not addressed in our Securities footnote disclosure on page F-32 because such footnote relates to a discussion of Securities as assets whereas the equity-linked debt securities represent a liability item.

Securities and Exchange Commission	November 15, 2011

Note 36. Securitizations and Variable Interest Entities, page F-94

18.	We note your disclosures here regarding your adoption of ASC 860 and the consolidation of certain VIEs for which you are the primary beneficiary. Also, we note you securitize, sell and service corporate loans, credit card receivables, mortgage and student loans. It was not clear from the disclosures which of the securitization trusts were consolidated and how you determined you were the primary beneficiary for some investment trusts, but not all. Please address the following:

•	Provide us with a revised disclosure at December 31, 2010 that breaks out the asset-backed securitizations by loan type in the tabular disclosures on pages F-96 and F-97.

Response:

In response to the Staff’s comment, we undertake to revise the tabular disclosure on pages F-96 and F-97 to include the following break-down of asset-backed securitizations by loan type as of December 31, 2010 and add a similar breakdown in future filings:

(in millions of Won)	Page F-96	Page F-97
Commercial and industrial	32,575	12,714
Credit card	3,712,160	—
Mortgage and home equity	801,606	—
Other commercial loans	3,268,682	413,349
Other consumer loans	2,731	—

Total loans	7,817,754	426,063

•

Tell us and revise to disclose the amount of loans sold and securitized during the reporting period and whether you retained the servicing of these loans. If so, provide us with the disclosures required under ASC 860-50-50 as of December 31, 2010 for the servicing assets and liabilities.

Response:

In response to the Staff’s comment, we note that in 2010, we sold to third parties nonperforming loans in the aggregate amount of Won 661 billion and have not securitized any loans. We occasionally retained servicing of these loans; however, since we receive a fee that is deemed to be adequate compensation to a servicer for performing such servicing, the loans serviced by us are not recognized as servicing assets and liabilities for purposes of ASC 860-50-50 and we are accordingly not required to provide disclosure thereunder for our servicing of such loans.

Securities and Exchange Commission	November 15, 2011

•

Tell us the facts and circumstances related to each VIE including the primary benefits related to how the transactions and trusts are structured, the nature and amount of the variable interests held by you, the powers you have, and how they are obtained.

Response:

In response to the Staff’s comment, we undertake to include in future filings a tabular disclosure substantially as follows:

VIE Type	Description
Asset-backed securitization vehicles	We utilize special purpose entities (“SPEs”) to securitize loans. We transfer loans to the SPEs which in turn issue asset-backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to us and third parties, and the SPEs have issued mainly subordinated notes to us, an asset transferor. The subordinated notes are designed to absorb losses that potentially could be significant to the SPEs. These SPEs are deemed to be variable interest entities (“VIEs”) and are generally consolidated when we are the primary beneficiary because we have the power to direct the activities of the VIEs that most significantly impact the economic performance of the SPEs and hold subordinated notes which could result in potentially significant losses from the SPEs. The third-party holders of asset-backed securities issued by consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to us. The primary benefit to us of this structure is that proceeds from the sale of nonperforming loans to the SPEs enhances our liquidity. We typically retain power over these SPEs as we act as the administrator of the underlying assets, including with respect to their management and disposition.

SPEs created for structured financing	We provide credit lines or enter into purchase instruments such as asset-backed commercial papers in order to provide liquidity to SPEs established by a third party in order to finance projects such as real estate project financing and shipping business. The primary benefit to us from this structure is that we receive fees for providing credit lines or entering into purchase instruments. We typically do not have control over these SPEs as the third party which established them has control.

Securities and Exchange Commission	November 15, 2011

Investment trusts	We have involvement in various types of funds by investing directly and indirectly in funds sponsored by our subsidiaries, selected private equity, and venture capital groups. Those funds are deemed to be VIEs. To determine whether we should consolidate those funds, we evaluate which party has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the expected residual returns of such entity. The primary benefit to us from this structure is that we receive fees from managing the funds held by these trusts. We typically have the power to make investment decisions for the fund.

Guaranteed Fixed Rate Money Trusts & Guaranteed Principal Money Trusts (Securitization Trust)	We have consolidated our guaranteed fixed rate money trusts and guaranteed principal money trusts because we are deemed to be the primary beneficiary. We would have both the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance and an obligation to absorb losses that could potentially be significant to the VIE by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. The primary benefit to us from this structure is that we receive fees from managing the funds. We typically have the power to make investment decisions for the trust.

Other Vehicles	Other vehicles are used when we make general loans to the SPE. We make general loans to SPEs established for large-scale government projects such as oil field development and power plant construction. As we typically do not have control over the relevant VIE and do not bear the risk of repayment as our loans to such SPEs are guaranteed by the government, this VIE does not qualify as a primary beneficiary nor is it consolidated. The primary benefit to us from this structure is that we receive interest on the loans to these SPEs. We typically do not have power over these SPEs as we typically cannot control their economic performance.

Please refer to pages F-96 and F-97 of the FY2010 Annual Report for amounts of variable interests held by us. We undertake to add a cross-reference to these tables in future filings.

•

For each securitization trust and investment trust, please explain to us in detail the key differences in the factors discussed in the third bullet that resulted in the consolidation of only certain of these trusts.

Securities and Exchange Commission	November 15, 2011

In response to the Staff’s comment, we undertake to include in future filings a tabular disclosure substantially as follows:

VIE Type	Description
Asset-backed securitization vehicles	We do not consolidate the VIEs when we do not have either power to direct the activities of the VIE that most significantly impact the VIE’s economic performance or an obligation to absorb losses that could potentially be significant to the VIE.

SPEs created for structured financing	As our role is limited to collecting a fee, we do not qualify as the primary beneficiary and these entities are not consolidated.

Investment trusts	The VIEs are not consolidated when we do not have both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the expected residual returns of the entity.

Guaranteed Fixed Rate Money Trusts & Guaranteed Principal Money Trusts (Securitization Trust)	Included in this category are performance-based trusts which are deemed to be VIEs but are not consolidated because we do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Other Vehicles	We do not have control over the relevant VIEs and do not bear the risk of repayment as our loans to such VIEs are guaranteed by the government, we are not the primary beneficiary of these VIEs and such VIEs are not consolidated.

•	Tell us whether your adoption of K-IFRS on January 1, 2011 affected your consolidation policy related to any of these entities and, if so, how.

Response:

In response to the Staff’s comment, we note that the consolidation criteria under IFRS are different from those under U.S. GAAP (ASC 810-10). Under U.S. GAAP consolidation is decided based on the power criterion and the losses/benefits criterion. Under IFRS, consolidation is decided by considering the totality of the following factors: the activities of the special purpose entity and the extent to which such activities are for our benefit, decision-making processes, cost-benefit analysis and risk assessment of the SPE. Due to such differences in the consolidation criteria, certain entities which are consolidated under U.S. GAAP, such as the guaranteed principal money trusts and asset-backed securitization vehicles, are not consolidated under IFRS.

Securities and Exchange Commission	November 15, 2011

Form 6-K filed August 29, 2011

Exhibit 99-2

Note 11. Loans, page 60

19.	We note here that your total allowance for impairment was (Won) 2.9 trillion under K-IFRS as of December 31, 2010. We also note per page F-37 of your 2010 Form 20-F that your total allowance for loan losses was (Won) 3.4 trillion under U.S. GAAP. To the extent reasonably known, please tell us the key differences between your loan loss methodology under U.S. GAAP and K-IFRS which resulted in a reduction to your allowance for loan loss by approximately (Won) 500 billion between the two methodologies as of December 31, 2010.

Response:

In response to the Staff’s comment, we note the following:

Under both U.S. GAAP and IFRS, determining allowance for loan losses involves determination both at the individual level and on the aggregate basis. While there is no material difference between U.S. GAAP and IFRS in determining allowance for loan losses at the individual level except for differences in its recognition of loan losses as a result of subsequent events, there are certain differences when determining the allowance on the aggregate basis, which are described as follows:

Under U.S. GAAP, when determining allowance for loan losses, Shinhan Bank, which accounts for the substantial majority of loans held by Shinhan Financial Group, applied a migration model based on loan classifications. Shinhan Bank identified the probability of default for corporate loans through a migration model, which uses a statistical tool to monitor the progression of loans through nine different classifications over recent one year, while retail loans uses five different classifications over recent one year and are segmented into the two product types for the purposes of credit risk evaluation, i.e., mortgage and home equity loans, and other retail loans (consisting of unsecured and secured retail loans). Loss given default for corporate loans is derived by loss rate of individually evaluated impaired loans, while retail loans is derived by the historical charge-off and recovery information of the portfolio.

Under IFRS, Shinhan Bank calculates allowance for loan losses by multiplying (x) the probability of default at each credit score by (y) the loss given default. Probability of default and the loss given default are calculated for each pre-defined category of customer and collateral types based on data collected over a long term, namely a minimum of five years historical average for computation of probability of default and a minimum of nine years historical average for computation of the loss rate upon default.

Securities and Exchange Commission	November 15, 2011

The migration and PD/LGD methods described above have differences under U.S. GAAP and IFRS, including as noted as follows. Under U.S. GAAP the historical loss rate on migration analysis is calculated from a transition matrix table based on asset quality classification and takes into consideration historical loss rates and recovery rates after charge-off, whereas under IFRS, the PD/LGD method (sophisticated approach), also known as Advanced Internal Rating-Based approach under Basel II, is calculated via measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

Since IFRS uses a longer-term look-back compared to U.S. GAAP as a basis for determining allowance for loan losses, and the loss rate was higher in recent years due to the effect of the recent global financial crisis, U.S. GAAP resulted in a larger amount of allowance for loan losses compared to that determined under IFRS.

Furthermore, U.S. GAAP and IFRS are different in its recognition of loan losses as a result of subsequent events, i.e., events subsequent to the financial year-end. While IFRS allows recognition of loan losses a result of subsequent events up to the date on which the board of directors approves the financial statements (i.e., February 8, 2011), U.S. GAAP allows recognition of loan losses as a result of subsequent events up to the date on which the audited financial statements are issued (i.e., June 28, 2011). Hence, the allowance of loan losses as a result of subsequent events tends to be larger under U.S. GAAP than under IFRS (which amounted to Won 48 billion for the prior reporting period and hence relatively not significant).

Note 24. Employee benefits, page 70

20.	We note your disclosures beginning on page 70 related to your defined benefit plan, including the actuarial assumptions as of June 30, 2011 and December 31, 2010. We note that similar disclosures, as required by ASC 715, were not provided in Note 26 of your 2010 Form 20-F. Please tell us whether the defined benefit plan accounting policies are the same under K-IFRS as compared to under U.S. GAAP. If there are significant differences between the two standards, please describe those differences.

Securities and Exchange Commission	November 15, 2011

Response:

In response to the Staff’s comment, we note that following the adoption of the defined benefit plan in 2009 and prior to the adoption of IFRS for financial reporting purposes in 2011, we continued to record allowance for employee severance benefits under Korean GAAP under the exception provided in EITF 88-1 under U.S. GAAP because there was substantially no difference between Korean GAAP and U.S. GAAP in the treatment of our obligations under the defined benefit plan. However, IFRS does not provide a similar exception as in U.S. GAAP for the use of Korean GAAP with respect to allowance for employee severance benefits. In our Form 6-K filed on August 29, 2011 we have disclosed our severance benefit plans as required by pension accounting under IFRS. Accounting policies relating to severance benefit plans accounting policies are otherwise substantially similar under IFRS and U.S. GAAP.

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Securities and Exchange Commission	November 15, 2011

In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-6360-3074 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer